Robert A. Waegelein Executive Vice President & Chief Financial Officer Six International Drive Rye Brook, NY 10573 914 934 5200 phone 914-934-2949 fax rwaegelein@uafc.com

November 6, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Jim B. Rosenberg

Re:	Universal American Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement
File Number: 001-08506

Dear Mr. Rosenberg:

Universal American Corp. (the “Company”) is writing this letter in order to respond to the additional comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated October 9, 2009 from Jim B. Rosenberg of the Commission to Robert A. Waegelein, Chief Financial Officer of the Company, relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 (the “Form 10-K”), and the Company’s Definitive Proxy (the “Proxy”).

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.                                       Comment:  Please note that we will not be in a position to clear your filing until your agreement with NCPA and your agreements with Commonwealth Annuity and Life Insurance Company and First Allmerica Financial Life Insurance Company have been filed as exhibits.

Response:  We have filed the 8 agreements relating to the reinsurance transaction with Commonwealth Annuity and Life Insurance Company and First Allmerica Financial Life Insurance Company as Exhibits 10.1 through 10.8 in our Quarterly Report on Form 10-Q for the period ended September 30, 2009.  Additionally, we intend to file the agreements with NCPA as Exhibits 10.9 and 10.10 in an amendment to our Quarterly Report on Form 10-Q/A for the period ended September 30, 2009.  Since these agreements contain highly sensitive and competitive information, we intend to file these agreements in redacted form and apply to the Commission for confidential treatment of such information.

Risk Factors “Our ability to market some of our Part D Plans is substantially dependent.....”, page 46

2.                                       Comment:  We note your response to prior comment 3 with regard to your agreement with NCPA.  Please disclose the term of your agreement with NCPA and confirm that you will provide a description of the material terms of this agreement in future filings.

Response:

The material terms of our agreements with NCPA, revised to include the term of the agreement, are as follows:

National Community Pharmacists Association (“NCPA”) - Under our agreement with NCPA, we license the “Community CCRx” and “CCRx” brand names in exchange for a fixed quarterly fee, and NCPA provides sales, marketing, public relations and other communication services that are targeted to the independent pharmacies in our network.  Our agreement with NCPA is effective through December 31, 2015, but may be terminated early under certain circumstances, including (but not limited to) a material breach by either party, insolvency of either party, or in the event CMS terminates our Part D contract.  The contract contains certain non-competition and exclusivity provisions for eighteen months after the contract is terminated. The loss of our relationship with NCPA could have an adverse effect on our business and results of operations.

We will include the above summary of terms in the Business Section, Part I, Item 1 of our Form 10-K for the year ending December 31, 2009 under the caption “Outsourcing Arrangements”.  As noted above, we intend to file the agreements with NCPA as Exhibits 10.9 and 10.10 in an amendment to our Quarterly Report on Form 10-Q/A for the period ended September 30, 2009.  Since these agreements contain highly sensitive and competitive information, we intend to file these agreements in redacted form and apply to the Commission for confidential treatment of such information.

Management’s Discussion and Analysis Critical Accounting Policies - Goodwill, page 86

3.                                       Comment:  Refer to your response to prior comment 5.  The fair values of your Part D and Senior Managed Care reporting units are only 6% and 9.6% in excess of their carrying values.  To address the known uncertainties that exist when material goodwill is allocated to a reporting unit that is at risk of failing step one, please revise your disclosure within your critical accounting policies, and tell us when you intend to revise your disclosures to address the following for your Part D and Senior Managed Care reporting units:

•                  The percentage by which the reporting unit’s fair value exceeded carrying value as of the most recent step-one test.

•                  A description of the key assumptions that drive fair value.  In addition to the information you provided in your response, please provide further quantitative detail regarding projected growth rates.  Please reconcile and explain, quantitatively and qualitatively, the differences between your projected growth rates for each forecast year and your historical growth rates; and

•                  A discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on your liquidity and/or operating results.

Response:  We understand that the above requested disclosures were outlined by the SEC staff at the September 22, 2009 meeting of the AICPA CAQ SEC Regulations Committee related to reporting units with a material amount of goodwill that is “at risk” (i.e., there is a reasonable possibility that the reporting unit might fail a future “Step 1” impairment test under ASC 350).  We acknowledge that for the purposes of our most recent “Step 1” impairment testing performed as of October 1, 2008, the fair value of our Part D and Senior Managed Care reporting units are 6% and 9.6% in excess of their carrying values, respectively.  However, we do not believe that there is a reasonable possibility of either of these reporting units are at risk of failing our next “Step 1” impairment test in the near term.

Each quarter in between our annual impairment test, we review certain key components of our valuation of our reporting units, including:

•                  The operating performance of the reporting units compared to plan which was part of the basis used for the prospective financial information included in our last goodwill impairment test as of October 1, 2008;

•                  The company’s weighted average cost of capital; and

•                  The company’s stock price and market capitalization.

We have noted positive trends in each of these areas through the third quarter of 2009 and believe that our estimate of fair value of the reporting units remains reasonable.  Nothing has come to our attention that would indicate the need for impairment of Goodwill for these reporting units or the completion of an interim impairment test.

We will include the additional requested disclosures, as noted below, in our discussion of Goodwill in the Critical Accounting Policy section of our MD&A in our Annual Report on Form 10-K for the year ending December 31, 2009.  It is our understanding based on the comments made at the above-mentioned CAQ SEC Regulations Committee meeting, that the SEC Staff “encourages, but does not require, disclosure of the key numerical assumptions or a quantitative sensitivity analysis.”  Additionally, it is our understanding that the SEC staff recognizes that registrants are not required to disclose the fair value or carrying value of their goodwill reporting units or explicit forward-looking information underlying those estimates of fair value.

•                  We will provide disclosure of the percentage by which the reporting unit’s fair value exceeded carrying value, as of the most recent “Step 1” test.

•                  We believe that we have provided a description of the key assumptions that drive fair value as noted in the third paragraph of the 2008 disclosure:

“Key assumptions, including changes in membership, premium yields, medical cost trends and selected government contract extensions, are consistent with those utilized in our long-range business plan and annual planning process.  Other assumptions include levels of economic capital, future business growth, earnings projections, assets under management for the Traditional reporting unit and the weighted average cost of capital used for purposes of discounting.”

Our historical annual growth rates (based on revenues) for our Senior Managed Care and Part D segments at the time of our analysis of goodwill were as follows:

Segment	2006	2007	2008

Senior Managed Care	87%	332%	25%
Part D	N/A	117%	196%

The significant increase in the historical annual growth rate in our Senior Managed Care segment relates to our entry into the Medicare Advantage Private Fee-For-Service business.  We began offering this product on a limited basis in 2006, with significant expansion in 2007.  There was limited additional expansion during 2008.  As a result of changes in Medicare Advantage regulations (noted in our prior response), we have projected a transition of our current PFFS membership to PPO plans.  As a result of this transition, we have used much lower growth rates for the projections used in our analysis.

Medicare Part D was established in 2006.  We began offering this product in 2006 through a joint venture.  In September 2007, we acquired MemberHealth, an unaffiliated stand-alone PDP, with approximately $1.2 million members.  The growth in 2008 is due primarily to the inclusion of the MemberHealth business for a full year.  Medicare Part D is competitive and subject to re-bidding each year to determine the assignment of auto enrollees to the various Plans.  As a result, we do not anticipate significant growth in market share or premium rates, and therefore we have used much lower growth rates for the projections used in our analysis.

We believe that quantitative detail regarding our projected growth rates is highly sensitive and competitive and do not intend to make public disclosure of that information. However, as noted above, the projected growth rates used in our analysis are significantly less than our historical growth rates.

We believe that this is consistent with our qualitative discussion of the projected growth rates for each forecast year in our previous response (refer to the final two paragraphs).  As noted in that response:

“The source of the cash flows for the analysis was the company’s GAAP projections for the 2009 Business Plan.  For our Part D reporting unit, we used the projections straight from the business plan, adding back non-cash amortization.  Changes in Medicare Advantage regulations as a result of MIPPA require Private Fee-for-Service plans to have contracts with hospitals and providers in most areas beginning in 2011.  This will create a transition of our current PFFS membership to PPO plans, except for members in certain rural areas. Accordingly, we made adjustments to the estimated cash flows for our Senior Managed Care reporting unit, including attrition of our Private Fee for Service business to zero by 2013 and a reduction in the profitability for PPO in 2011 and 2012, with a 5% growth rate thereafter.  For the Traditional Insurance reporting unit, we used the GAAP projections from the 2009 business plan, adding back non-cash items, such as change in DAC and amortization of PVFP.  For the Life & Annuity business, we assumed that the cash flows would be equal to the ceding commission that we anticipate upon closing the reinsurance deal with Commonwealth Annuity (a subsidiary of Goldman Sachs).  We assumed 0% growth in the out years (2013 and beyond).

Because of the relatively short history of our primary reporting units (Part D and Senior Managed Care — Medicare Advantage were new in 2006 and 2005, respectively) and the significant changes in the Medicare Advantage regulations discussed above, we did not feel it was appropriate to rely on historical growth rates in modeling our projected revenues and cash flows. As a result, our revenue and cash flow projections were built from the bottom up, as discussed above.”

•                  We will provide disclosure the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on our liquidity and/or operating results.

Presented below is our revised disclosure for Goodwill in the Critical Accounting Policy section of the Management Discussion and Analysis from our Annual report on Form 10-K for the year ended December 31, 2008, to incorporate the items noted above.  We intend to base our 2009 disclosures for Goodwill on this.

Goodwill

SFAS No. 142, Goodwill and Other Intangible Assets, known as SFAS 142, requires that goodwill balances be reviewed for impairment at the reporting unit level, at least annually for impairment or more frequently if events occur or circumstances change that would indicate that a triggering event, as defined in SFAS 142, has occurred. A reporting unit is defined as an operating segment or one level below an operating segment.  Our reporting units are equivalent to our operating segments.  We had goodwill allocated to the following reporting units as follows (in thousands):

	December 31,
	2008	2007

Senior Managed Care—Medicare Advantage(1)	$77,459	$77,958
Medicare Part D(1)	448,215	520,764
Traditional Insurance(2)	—	3,893
Senior Administrative Services	4,357	4,357
Total Goodwill	$530,031	$606,972

(1)   Change in goodwill was due to adjustments to purchase accounting, including a purchase price adjustment.  See Note 4 of the consolidated financial statements in this Annual Report on Form 10-K under the caption “Intangible Assets” for additional information regarding these adjustments.

(2)   Change in goodwill was due to impairment. See discussion below.

The goodwill impairment test follows a two step process as defined in SFAS 142. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. This allocation is similar to a purchase price allocation performed in purchase accounting. If the carrying amount of the reporting unit goodwill exceeds the implied goodwill value, an impairment loss shall be recognized in an amount equal to that excess.

Our strategy, long-range business plan, and annual planning process support our goodwill impairment tests. These tests are based primarily on an evaluation of future discounted cash flows under several scenarios. Outcomes from the discounted cash flow analysis were compared to other market approach valuation methodologies for reasonableness. We used a range of discount rates that correspond to a market-based weighted-average cost of capital. Key assumptions, including changes in membership, premium yields, medical cost trends and selected government contract extensions, are consistent with those utilized in our long-range business plan and annual planning process.  Other assumptions include levels of economic capital, future business growth, earnings projections, assets under management for the Traditional reporting unit and the weighted average cost of capital used for purposes of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease.  These assumptions are impacted by the U.S healthcare economy, health care reform and federal monetary policy

Our businesses participate in the U.S. health care economy, which comprises approximately 16% of gross domestic product and which has grown consistently for many years. Management expects overall spending on health care in the U.S. to continue to rise in the future, based on inflation, demographic trends in the U.S. population and national interest in health and well-being. The rate of market growth may be impacted by a variety of factors, including macro-economic conditions and proposed health care reforms, which could also impact our results of operations.

There is regular dialogue about health care reforms at both state and national levels, due to the size of and national interest in the health economy. Examples of health care reform proposals include policy changes that would change the dynamics of the health care industry, including having the federal or one or more state governments assume a larger role in the health care system such as competing with private health insurers, imposing new taxes on health insurers, or restructuring of the Medicare or Medicaid programs. Any health care reforms enacted may be phased in over a number of years, but, if enacted, could increase our costs, expose us to expanded liability and require us to revise the ways in which we conduct business or put us at risk for loss of business. In addition, our operating results, financial position and cash flows could be materially adversely affected by such changes even if we correctly predict their occurrence. The new administration and various congressional leaders have expressed their interest in reducing payments to private plans offering Medicare Advantage over the intermediate term. Further, the Centers for Medicare and Medicaid Services (CMS) has announced a reduction in Medicare Advantage reimbursements of approximately 5% for 2010. Management believes that there are a number of annual adjustments we can make to our operations which may serve to partially offset any impact from these rate reductions. For example, we can adjust members’ benefits and/or premiums, decide on a county-by-county basis which geographies to participate in and seek to intensify our medical and operating cost management. There can be no assurance that we will be able to successfully execute on these or other strategies to address changes in the Medicare Advantage program. The reduction of payments to private plans may also cause declines in the number of seniors participating in Medicare Advantage and the industry-wide revenues and earnings derived from these plans. Our operating results, financial position and cash flows could be materially adversely affected by such declines. If industry-wide Medicare Advantage membership declines, there is likely to be increased demand for Medicare Supplemental insurance and Part D prescription drug coverage, and in both categories Universal American is a market leader.

Our revenues are also impacted by U.S. monetary and fiscal policy. Currently, the U.S. Federal Reserve has decreased the target federal funds rate to a range of zero to 25 basis points. As of December 31, 2008 our $1.6 billion portfolio of cash and investments is generally composed of high quality securities and cash, and has a relatively short aggregate duration. Changes in federal monetary policy have reduced the level of investment income received from this portfolio on a year-over-year basis. In total, management believes that economic recessions will slow our revenue growth rate and could impact our operating profitability. Management also believes that government funding pressure, coupled with recessionary economic conditions, will impact the financial positions of hospitals, physicians and other care providers and could therefore increase medical cost trends experienced by our businesses.

We operate a diversified set of health care businesses focused on the senior market.  This business model has been designed to address a multitude of market sectors.  We could see simultaneous increases and decreases in demand for our various products and services, depending on the scope, shape and timing of health care reforms. It is difficult to predict the outcome of reform discussions with precision over the mid- to long-term time horizon. For additional discussions regarding our risks related to health care reforms and Medicare Advantage reimbursement changes, see “Item 1A. Risk Factors” in Part I of this Annual Report on Form 10-K.

If the assumptions used in the discounted cash flow analyses differ from actual future results, the estimates underlying our goodwill impairment tests could be adversely affected.

During the fourth quarter, the Company performed its annual goodwill assessment for the individual reporting units based on information as of October 1, 2008. We determined, based on our “Step 1” impairment test, that the fair value was in excess of carrying value by 6% for our Part D reporting unit and 9.6% for our Senior Managed Care reporting unit but that the carrying value was in excess of fair value for our Traditional reporting unit.    The Company concluded that the fair value of the Traditional reporting unit had declined, due to decreasing sales outlooks and the lapsation of Medicare supplement policies. As a result of the “Step 2” analysis, the allocation of the fair value of the Traditional reporting units to its respective assets and liabilities as of October 1, 2008 indicated an implied level of goodwill of $0. Therefore, the Company recorded an impairment charge of $3.9 million of goodwill for the Traditional reporting unit.

During each quarter, we perform a review of certain key components of our valuation of our reporting units, including the operating performance of the reporting units compared to plan (which was part of the basis used for the prospective financial information included in our last goodwill impairment test as of October 1, 2008), the company’s weighted average cost of capital and the company’s stock price and market capitalization.  Based on our review of these items through the reporting date, we believe that our estimate of fair value for each of our reporting units remains reasonable.

Notes to Consolidated Financial Statements

Note - 2. Summary of Significant Accounting Policies

Recognition of Premium Revenues and Policy Benefits - Medicare Products, page F-16

4.                                       Comment:  Please refer to your response to prior comment 7.  Please clarify and provide revised disclosure addressing why you believe that CMS is providing complete and accurate risk scores and risk score adjustments to you; how you verify the accuracy of the risk score adjustments; and how you have determined that premium revenue with respect to your stand-alone PDP members is fixed and determinable, given the following information:

•                  You are reliant on CMS to capture and collect information for Part D members;

•                  You are unable to estimate the impact of risk score adjustments until notified by CMS; and

•                  Your statement that risk score adjustments could have a material impact, either favorable or unfavorable on future period premium.

Please disclose the risk score adjustments for all periods presented and provide us with your assessment of materiality for these adjustments.

Response:

We record premium revenue for our Part D members when we have substantially performed our obligations to those members in order for us be entitled to the revenues.  Specifically, for our Part D program we earn the revenues on a monthly basis as we provide the Part D members with coverage during the applicable month.  The premiums are based on our Plan year bid we submitted to, and was accepted by, CMS.  The monthly premium is based upon this bid and reflects an adjustment for the members’ risk score status, which is determined by CMS.  We, along with each of the other PDPs, are reliant upon CMS to provide updates to the risk scores for our Part D members.  The monthly amounts received from CMS and recorded as premium based on CMS’ most recently available assessments of the risk scores for each of our members.

The revenue recognition process requires estimates and our estimates sometimes change. However, it is important to note that the final average risk score for our Part D members has historically been within 100 basis points of the initial risk scores used by CMS to determine the monthly premium for our Part D members.  Our per member per month premiums for Part D are approximately $100.00.  A 100 basis point change in the average risk score would result in a change to the per member per month premium of less than $1.00.  Accordingly, we believe that the monthly premiums are fixed or determinable based on the best information available at the time the premiums are received.

As noted below, these risk scores are updated by CMS annually based on more current health status indicators for our Part D members.  In June, CMS provides us with a risk score adjustment for each of our members for the period from January to June of the current year.  The future premiums from CMS are based on these revised risk scores until the next annual revision.  In July, CMS provides us with the retroactive risk score adjustment for our members for the period from July to December of the prior year.  We recognize the revenues associated with the retroactive risk score adjustments when the amounts become fixed or determinable in accordance with SAB Topic 13.  Accordingly, we believe it is appropriate to record the retroactive risk score adjustments when received.  It is not until this point that we believe the amounts become determinable and collectability is reasonably assured.

The following disclosure of the retroactive risk score adjustments (and plan year settlements) have been provided in Note 15 — Other Disclosures in our Quarterly Report on Form 10-Q for the period ended September 30, 2009:

Prior Plan Year Settlements and Adjustments Under Stand-alone Medicare Part D Plans:  The Medicare Part D prescription drug benefit program is detail oriented and relatively complex. The amount due to or from CMS consists of low-income cost subsidy, catastrophic reinsurance and the risk corridor adjustment.  These amounts are affected by: membership; risk scores; prescription drug events (“PDEs”) and rebates.  Approximately 9 months after the close of the annual Plan year (December 31st) CMS completes its reconciliation of membership and PDEs and provides the information needed to finalize the accounting for these items to each Plan.  See note 10 of this Quarterly Report on Form 10-Q for a summary of amounts due to or from CMS.

For our stand-alone Part D Plans, retroactive risk score adjustments and Plan year settlements for the 2008 Plan year were received in the third quarter of 2009.  Net premiums for the nine months ended September 30, 2009 included retroactive adjustments related to prior Plan years, which increased total revenue by approximately $13.9 million (net of the impact of government risk corridor).  These adjustments were comprised of $9.2 million in risk adjustment revenue related to our 2008 membership and $4.7 million related to the final CMS PDE reconciliations for prior Plan years.  For the 2007 Plan year, we received retroactive risk score adjustments and Plan year settlements in the third quarter of 2008.  Net premiums for the nine months ended September 30, 2008 included retroactive adjustments which reduced total revenue by approximately $4.6 million (net of the impact of government risk corridor).  These adjustments were comprised of $0.8 million related to risk adjustment revenue for our 2007 membership and $3.8 million related to the final CMS PDE reconciliation for the 2007 Plan year.

As noted above, the retroactive risk score adjustments recorded in 2009 related to 2008 membership was an increase to revenues of $9.2 million.  This amount represents less than 1% of the segment revenues for the nine months ended September 30, 2009.  Additionally, it is less than 10% of the consolidated pre-tax income (excluding realized gains and losses) for the nine months ended September 30, 2009.  However, as a result of the seasonality of our business, particularly for our Part D segment with a significant portion of the profitability weighted to the second half of the year and the fourth quarter, a more appropriate assessment would be relative to the projected full year earnings.  Based on this, the adjustments represent less than 5% of projected full year 2009 consolidated pre-tax income (excluding realized gains and losses).

The retroactive risk score adjustments recorded in 2008 related to 2007 membership was a decrease to revenues of $0.8 million.  This amount represents less than 0.1% of the segment revenues for the nine months ended September 30, 2008.  Additionally, it is less than 1% of the consolidated pre-tax income (excluding realized gains and losses) for the nine months ended September 30, 2008.  However, as a result of the seasonality of our business, particularly for our Part D segment with a significant portion of the profitability weighted to the second half of the year and the fourth quarter, a more appropriate assessment would be relative to the full year earnings.  Based on this, the adjustments represent less than 0.5% of full year 2008 consolidated pre-tax income (excluding realized gains and losses).

Additionally, we have further revised our disclosures to clarify the accounting policy for the recognition of premium revenues and policy benefits for our Medicare Plans, including our stand-alone PDP.  The revised disclosure, which has been incorporated into our Quarterly Report on form 10-Q filed for the period ended September 30, 2009, is provided below.

Recognition of Premium Revenues and Policy Benefits—Medicare Plans:  Medicare is a federal health insurance program that provides Americans age 65 and over, and some disabled persons under the age of 65, certain hospital, medical and prescription drug benefits. The Medicare program consists of four parts, labeled Parts A—D.

Part A - Hospitalization benefits are provided under Part A.  These benefits are financed largely through Social Security taxes.  Beneficiaries are not required to pay any premium for Part A benefits, however, they are still required to pay out-of- pocket deductibles and coinsurance.

Part B - Benefits for medically necessary services and supplies including outpatient care, doctor’s services, physical or occupational therapists and additional home health care are provided under Part B.  These benefits are financed through premiums paid to the federal government by those eligible beneficiaries who choose to enroll in the program.  The beneficiaries are also required to pay out-of- pocket deductibles and coinsurance.

Part C — Under the Medicare Advantage program, private plans provide Medicare-covered health care benefits to enrollees and can include prescription drug coverage.  Part C benefits are provided through private HMO, PPO and PFFS plans. An individual must have Medicare Part A and Part B in order to join a Medicare Advantage Plan.

Part D — Under Part D, prescription drug benefits may be provided by private Plans to individuals eligible for benefits under Part A and/or enrolled in Part B.  These benefits are provided on both a stand-alone basis and also in connection with certain of our HMO, PPO and PFFS plans.

These programs are administered by the Centers for Medicare and Medicaid Services, known as CMS, an agency of the United States Department of Health and Human Services.  We contract with CMS under the Medicare program to provide a comprehensive array of health insurance and prescription drug benefits to Medicare eligible persons. These benefits are provided through HMO, PPO, PFFS and stand-alone Part D Plans in exchange for contractual risk-adjusted payments received from CMS.

Premiums received pursuant to Medicare contracts with CMS are recorded as revenue in the month in which members are entitled to receive benefits.  Premiums collected in advance are deferred.  Receivables from CMS and Plan members are recorded net of estimated uncollectible amounts and are reported as due and unpaid premiums in the consolidated balance sheets.  We routinely monitor the collectability of specific accounts, the aging of member premium receivables, historical retroactivity trends and prevailing and anticipated economic conditions. Certain commissions are deferred and amortized in relation to the corresponding revenues which is no longer than a one-year period.

Policy and contract claims include actual claims reported but not paid and estimates of health care services and prescription drug claims incurred but not reported. The estimated claims incurred but not reported are based upon current enrollment, historical claim receipt and payment patterns, historical medical cost trends and health service utilization statistics. These estimates and assumptions are derived from, and are continually evaluated using, per member per month trend analysis based on claims trends developed from our historical experience in the preceding month (adjusted for known changes in estimates of recent hospital and drug utilization data provider contracting changes, changes in benefit levels, product mix, and seasonality).  These estimates are based on information available at the time the estimates are made, as well as anticipated future events.  Actual results could differ materially from these estimates.  We periodically evaluate our estimates, and as additional information becomes available or actual amounts become determinable, we may revise the recorded estimates and reflect them in operating results.

Membership

We analyze the membership for our Medicare HMO, PPO, PFFS and stand-alone Part D Plans in our administrative system and reconcile to the enrollment provided by CMS.  There are timing differences between the addition of a member to our administrative system and the approval, or accretion, of the member by CMS.  Additionally, the monthly payments from CMS include adjustments to reflect changes in membership as a result of retroactive terminations, additions or other changes. Current period membership, net premium, CMS subsidies and claims expense are adjusted to reflect retroactive changes in membership.

Medicare Risk Adjustment Provisions

CMS uses risk-adjusted rates per member to determine the monthly payments to Medicare Plans. CMS has implemented a risk adjustment model which apportions premiums paid to all health Plans according to health diagnoses.  The risk adjustment model uses health status indicators, or risk scores, to improve the accuracy of payment. The CMS risk adjustment model pays more for members with increasing health severity. Under this risk adjustment methodology, diagnosis data from inpatient and ambulatory treatment settings are used by CMS to calculate the risk adjusted premium payment to Medicare Plans.  The monthly risk-adjusted premium per member is determined by CMS based on normalized risk scores of each member from the prior year.  Annually, CMS provides the updated risk scores to the Plans and revises premium rates prospectively, beginning with the July remittance for current Plan year members. CMS will also calculate the retroactive adjustments to premium related to the revised risk scores for the current year for current Plan year members and for the prior year for prior Plan year members.

Medicare Part D

We receive monthly payments from CMS related to members in our stand-alone Part D Plans.  The recognition of the premium and subsidy components under Part D is described below:

CMS Premium —We receive a monthly premium from CMS based on the Plan year bid we submitted to CMS. The monthly payment is a risk-adjusted amount per member and is based upon the member’s risk score status, as determined by CMS.  The CMS premium is recognized over the contract period and reported as premium revenue.

Risk Score Adjustments —The monthly CMS premium is based upon the members’ risk score status, which is determined by CMS, as more fully described above under “Medicare Risk Adjustment Provisions.”  We do not have access to diagnosis data with respect to our stand-alone PDP members and therefore, we cannot anticipate changes in our members’ risk scores.  Changes in CMS premiums related to risk-score adjustments for our stand alone PDP membership are recognized when the amounts become determinable and collectability is reasonably assured, which occurs when we are notified by CMS of such adjustments.  Although such adjustments have not been considered to be material in the past, future adjustments could be material.

Member Premium—We receive a monthly premium from members based on the Plan year bid we submitted to CMS. The member premium, which is fixed for the entire Plan year, is recognized over the contract period and reported as premium revenue.

Low-Income Premium—For qualifying low-income status, or LIS, members, CMS pays us for some or all of the LIS member’s monthly premium.  The CMS payment is dependent upon a member’s income level which is determined by the Social Security Administration.  Low-income premium is recognized over the contract period and reported as premium revenue.

Low-Income Cost Sharing Subsidy— For qualifying LIS members, CMS will reimburse Plans for all or a portion of the LIS member’s deductible, coinsurance and co-payment amounts above the out of pocket threshold for low income beneficiaries. Low-income cost sharing subsidies are paid by CMS prospectively as a fixed amount per member per month, and are determined based upon the Plan year bid we submitted to CMS.  After the close of the annual Plan year, CMS reconciles actual experience to low-income cost sharing subsidies paid to the Plan and any differences are settled between CMS and the Plan.  See “Deposit Accounting” below for a description of the accounting for low-income cost sharing subsidies.

Catastrophic Reinsurance Subsidy—CMS reimburses Plans for 80% of the drug costs after a member reaches his or her out of pocket catastrophic threshold through a catastrophic reinsurance subsidy .Catastrophic reinsurance subsidies are paid by CMS prospectively as a fixed amount per member per month, and are determined based upon the Plan year bid we submitted to CMS. After the close of the annual Plan year, CMS reconciles actual experience compared to catastrophic reinsurance subsidies paid to the Plan and any differences are settled between CMS and the Plan.  See “Deposit Accounting” below for a description of the accounting for catastrophic reinsurance subsidies.

CMS Risk Corridor— Premiums from CMS are subject to risk corridor provisions. The CMS risk corridor calculation compares prescription drug costs (limited to costs under the standard coverage as defined by CMS) less rebates in our annual Plan bid (target amount) to actual experience.  Variances of more than 5% above our Plan year bid will result in CMS making additional payments to us, and variances of more than 5% below our Plan year bid will require us to refund to CMS a portion of the premiums we received. Risk corridor payments due to or from CMS are estimated throughout the year and are recognized as adjustments to premium revenues and due and unpaid premiums.  This estimate requires us to consider factors that may not be certain, including:  membership, risk scores, prescription drug events, or PDEs, and rebates.. After the close of the annual Plan year, CMS reconciles actual experience to the target amount and any differences are settled between CMS and the Plan.

Deposit Accounting - Low-income cost sharing and catastrophic reinsurance subsidies received are reported as increases to CMS contract deposits in the consolidated balance sheets.  Payments of the actual prescription drug costs related to the low-income cost sharing and catastrophic reinsurance are reported as decreases to CMS contract deposits in the consolidated balance sheets.  We do not recognize premium revenues or claims expense for this activity.  These receipts and payments are reported as financing activity in our consolidated statements of cash flows.

Recognition of Premium Revenues and Policy Benefits for Accident & Health Insurance Products, page F-20

5.                                       Comment:  Refer to your response to prior comment 8.  Please address the following items with additional specificity:

•                  It remains unclear how you have concluded that it is appropriate to recognize revenue over the policy period for your guaranteed renewable business instead of when due from the policyholders.  Provide us an analysis that demonstrates how your accounting for premium revenues complies with the long-duration contract model described in FASB ASC 944-605-25-3 (formerly paragraph 15 of SFAS 60); and

•                  You state that claims costs, net of reinsurance, are expensed as incurred.  However, you disclose that you recognize benefits and expenses associated with earned premiums as you earn the related premiums.  Since you earn and recognize premiums over a one year period; this implies that you also recognize benefits and expenses over a one year period.  Please reconcile the apparent inconsistency that claim costs are expensed as incurred and revise your disclosure as needed.

Response:  We have addressed the items in the comment with additional specificity below:

Bullet 1 - As noted in our initial response, “we record premiums when due and recognize them as revenue over the period to which the premiums relate.” ASC 944-605-25-3 states that “premiums shall be recognized as revenue over the premium-paying periods of the contracts when due from policyholders.”  In the case of policies with annual or quarterly payment modes available, we recognize a liability for unearned premium which are amortized on a monthly basis over the remainder of the modal period.  Since the payments are due on a monthly basis, we recognize the premium ratably over the typical one year policy term.

In order to clarify our accounting policy, we will modify our disclosure to state that “premiums shall be recognized as revenue over the premium-paying periods of the contracts when due from policyholders.”

Bullet 2 - We noted in our initial response that we recognize claim costs as incurred.  We believe this is consistent with ASC 944-40-25-9, which states that “liabilities for unpaid claims and claims adjustment expenses shall be accrued when insured events occur,” i.e., when incurred.  After reviewing the language in our proposed disclosure, we will modify our disclosure to read “Claim liabilities are accrued when insured events occur.”

We also note that we disclose that “we recognize benefits and expenses associated with earned premium, as we earn the related premium, so as to result in recognition of profits over the life of the policies.  We accomplish this association by recording a provision for future policy benefits and amortizing deferred policy acquisition costs.”  Please note the phrase “over the life of the policies.”  As noted in ASC 944-40-25-7, “A liability for expected costs relating to most types of long-duration contracts shall be accrued over the current and expected renewal periods of the contracts.”  Also, ASC 944-40-25-8 states “The present value of estimated future policy benefits to be paid to or on behalf of policyholders less the present value of estimated future net premiums to be collected from policyholders (liability for future policy benefits) shall be accrued when premium revenue is recognized.”  This is because part of the current year’s premiums may be required to fund benefits payable in future periods.  The reserve mechanism holds back a portion of premiums that otherwise would have been reported as profits.  If the policy is guaranteed renewable, the reserve provides for claims that may be incurred many years into the future. (US GAAP for Life Insurers - SOA 2nd Edition Section 10.4).  ASC 944-30-35-3 states that “Capitalized acquisition costs shall be charged to expense using methods that include the same assumptions used in estimating the liability for future policy benefits (see Subtopic 944-40).”  We believe this is also related to the premium revenue over the current and expected renewal periods of the contracts.

Modified Disclosure - We respectfully advise the Staff that in future 10-K filings we will modify our disclosures regarding our accounting policy for the recognition of premium revenues and policy benefits for accident & health insurance products to clarify our accounting policy as follows:

Recognition of Premium Revenues and Policy Benefits for our Traditional Accident & Health Insurance Products: Our traditional accident and health products include Medicare supplement, fixed benefit accident and sickness and other health, and long term care products.  These products are considered to be long-duration contracts in accordance with SFAS 60 because they are largely guaranteed renewable (renewable at the option of the insured).  For these products, we record premiums as revenue over the premium-paying periods of the contracts when due from policyholders. We recognize benefits and expenses associated with these policies over the current and anticipated renewal periods of the policies  so as to result in recognition of profits over the anticipated life of the policies. We accomplish this association by recording a provision for future policy benefits and amortizing deferred policy acquisition costs. The liability for future policy benefits for accident & health policies consists of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims. Active life reserves consist primarily of unearned premiums and additional contract reserves. We compute the additional contract reserves on the net level premium method using assumptions for future investment yield, mortality and morbidity. The assumptions are based on past experience. We establish claim reserves for future payments not yet due on incurred claims, primarily relating to individual disability and long term care insurance and group long-term disability insurance products. We initially establish these reserves based on past experience, continuously reviewed and updated with any related adjustments recorded to current operations. Claim liabilities represent policy benefits due for unpaid claims, consisting primarily of claims in the course of settlement and a liability for incurred but not yet reported claims, known as IBNR.

Our accounting for premium revenues and policy benefits, particularly a) the recognition of benefits and expenses associated with earned premiums as the related premiums are earned and b) the recording a liability for future policy benefits consisting of active life reserves and the estimated present value of the remaining ultimate net cost of incurred claims is as follows:

•                  Premiums are recognized as revenue, net of reinsurance, over the period to which they relate. While these products are long-duration, they are typically one-year policies that are guaranteed renewable at the option of the insured, therefore the annual premium is recorded as revenue over the policy period (one year), with any premium paid in advance recorded as a liability. Premiums due and unpaid are recorded as an asset. Changes in advance and due and unpaid premium, net of reinsurance, are reported in the premium line in our consolidated statement of operations.

•                  Claims liabilities are accrued when insured events occur, including,  (i) claims in the course of settlement and (ii) incurred but not yet reported claims. The change in the claim liability, net of reinsurance, is reported in the claims and other benefits line in our consolidated statement of operations.

•                  Active life reserves (“ALR”) are established, consisting primarily of unearned premiums and additional contract reserves computed on the net level premium method. Additionally, reserves are established for the present value of future payments not yet due on incurred claims (“PVANYD”). Changes in the ALR and the PVANYD, net of reinsurance, are reported in the change in reserves for future policy benefits line in our consolidated statement of operations.

•                  Expenses eligible for capitalization as deferred policy acquisition costs, such as commissions in excess of the ultimate commission and underwriting costs, are capitalized and amortized over the anticipated life of the policy.

Definitive Proxy Statement

Executive Compensation - Annual Cash Bonuses, Page 32

6.                                       Comment:  We note your response to prior comment 9 and comment 10 and reissue the comments.  Please provide proposed disclosure that you intend to provide in your 2010 Proxy Statement which includes the following:

•                  The criteria or objectives the Compensation Committee uses for the individual performance component for the CEO and CFO;

•                  The criteria or objectives the Compensation Committee uses for the individual performance component for the business unit performance and individual performance components for each of your other NEOs; and

•                  Discussion of how the level of achievement will affect the actual bonuses to be paid.

To the extent that target objectives for business unit performance and individual performance are quantified, the discussion in your proxy statement should also be quantified.  Please also confirm that you will discuss the level of achievement of objectives.

In addition, we advise you that Instruction 4 to Item 402(b) of Regulation S-K provides for relief regarding target levels of achievement with respect to specific performance-related factors or other factors or criteria which are confidential and would result in competitive harm for the registrant.  You should apply the same standards in assessing your eligibility for this exclusion as you would when applying for confidential treatment under Securities Act Rule 405 or Exchange Act Rule 24b-2.  In order to qualify under that standard the information must not only be confidential and competitively harmful but also not material for an investors understanding.  Please be advised that the purpose of the CD&A is to provide the reader with all material information that is necessary for an understanding of the registrant’s compensation policies and decisions regarding its named executive officers.  Please refer to Instruction 1 to Item 402(b) of Regulation S-K.  You should include your competitive harm analysis in your response to the extent that you intend to seek confidential treatment for any specific performance-related factors or other factors or criteria requested in our comment.

Response:

We intend to provide disclosure that is the same as, or substantially similar to, the disclosure provided below in our 2010 Proxy Statement:

Target bonus amounts for the named executive officers for 2009 were 75%, or in the case of our Chief Executive Officer, 150%, of base salary, with such target bonus amounts established with the competitiveness of the executives’ total pay package as a principal objective, and payable at target level upon 100% achievement of both objective company performance measures and subjective individual performance measures.

For the Chief Executive Officer, the relative weight given to each performance measure was 75% to company performance and 25% to individual performance.  For the Chief Financial Officer and the Chief Operating Officer, the relative weight given to each performance measure was 67% to company performance and 33% to individual performance.  For the other named executive officers, the relative weight was 50% to each of company performance and individual performance.  For the Chief Executive Officer and Chief Financial Officer, the 2009 company performance measure was based on operating earnings per share, with a target for 2009 equal to $[•] per share, and the actual bonus attributable to such component equal to its relative percentage multiplied by the target bonus amount and either increased or reduced by 1.5% for each 1.0% by which actual earnings per share exceeds or is less than, respectively, the target earnings per share.  Based upon actual earnings per share of $[•] per share, the objective performance component resulted in $[•] and $[•], respectively, for each of the Chief Executive Officer and Chief Financial Officer.  For other named executive officers, company performance was measured based upon the performance of the specific business unit that such executive principally performs services for.  Like the earnings per share component of the bonuses for the Chief Executive Officer and Chief Financial Officer, the actual bonus payable in respect of such component is reduced or increased from the target bonus amount attributable to such component on a basis of 1.5% for each 1.0% by which actual performance exceeds or is less than, respectively, the target performance.  In order to avoid allowing our competitors to ascertain our operating goals with respect to our business units, we are not providing the applicable performance measure associated with each business unit, but believe that the measure is both appropriate in terms of accomplishing both short- and long-term business unit goals, and believe that the target performance set represented a fair measure of expected performance that would not be achieved simply by maintaining status quo.(1)

With respect to individual performance component, the committee measured the performance of each of the named executive officers on a qualitative basis, at its [first] meeting following the end of the 2009 fiscal year. With respect to each of the named executive officers, the committee considered [to be completed based on results of committee meeting, with considerations applying to any one individual specifically discussed].  As a result of these considerations, the committee determined that individual performance was achieved at [•]%, [•]%, [•]%, [•]% and [•]% level, respectively, for each of the Chief Executive Officer, Chief Financial Officer, [other NEOs], resulting in $[•], $[•], $[•], $[•], and $[•], respectively for each of the Chief Executive Officer, Chief Financial Officer, [other NEOs] in respect of the individual performance component of the bonus.

In connection with responding to the Staff’s comment letter, the Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•                                          The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact me at phone number (914) 934-5200 or facsimile number (914) 934-0700.

Sincerely,

/s/ ROBERT A. WAEGELEIN
Robert A. Waegelein

(1)          We believe that the disclosure of business unit performance targets should be afforded confidential treatment pursuant to Instruction 4 to Item 402(b).  In the first instance, we do not believe that disclosure of the actual target levels to be used for the 2009 bonus determinations would provide any information that is more helpful to understanding generally how our bonus compensation is determined, nor could the establishment of such targets affect a fair understanding of any named executive officer’s bonus compensation for the 2009 fiscal year.  Further, we believe that the disclosure of our business unit performance targets would allow our competitors to discern our internal forecasts, strategic direction and key business objectives relating to not only the specific line of business, but to the Company as a whole. More specifically, because the performance targets will necessarily show our expectations as to operational results relating to each business line, and in turn on a relative basis to one another, we believe disclosure of such targets would provide our competitors with a roadmap to our strategic plans in terms of, among others, growth opportunities and market focus, and that disclosure of such information would result in substantial competitive harm to the Company.  We, therefore, believe that such information satisfies the applicable standards contained in Securities Act Rule 406 or Exchange Act Rule 24b-2 and may be properly excluded under Instruction 4 to Item 402(b).